UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 28 July 2022

Financial information at 30 June 2022

Growth in EBITDAaL and decrease in eCapex boost organic cash flow

The Group again confirms its financial objectives for 2022, a milestone towards the achievement of its 2023 commitments

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	10,715	(0.4)%	1.6%	21,297	0.1%	2.1%
EBITDAaL	3,314	0.5%	1.3%	5,934	0.7%	1.7%
Operating Income				2,420	na	na
Consolidated net income				1,467		na
eCAPEX (excluding licenses)	1,803	(11.1)%	(13.5)%	3,413	(8.7)%	(11.3)%
EBITDAaL - eCAPEX	1,511	19.2%	27.2%	2,521	17.0%	26.6%
Organic cash-flow (telecom activities)				1,445		72.1%

•  Revenues grew 0.1%[1] in 1H 2022 and were slightly down by 0.4% in 2Q 2022, impacted by the underlying effect of fiber network co-financing received in 2Q 2021. In 2Q 2022:

-       France (-2.7%) recorded solid growth in retail services of 1.4% (+3.4% excluding PSTN).

-       Europe (-0.9%) improved (compared with -2% in 1Q 2022), due to strong growth in Poland (+3.4%) and Belgium (+4%) and the recovery under way in Spain (-4%).

-       Africa & Middle East (+7.2%) continued to deliver strong growth.

-       Enterprise recorded a decrease (-1.1%), as the structural decline in legacy Voice and Data activities outweighed the growth drivers of IT & integration services.

•  EBITDAaL increased 0.5% in 2Q 2022 (+4.5% excluding co-financing). The EBITDAaL margin from telecom activities grew for the second consecutive quarter.
EBITDAaL increased by 0.7% in 1H, driven by Africa & Middle East (+11.6%) and Europe (+0.6%), despite the steep decline in Enterprise (-25.3%). France, which decreased by 0.9% overall, recorded growth of 3.6% excluding co-financing. In line with our year-end targets, EBITDAaL growth is expected to accelerate in 2H, mainly due to the reversal of underlying effects (co-financing and the employee shareholding program).

•  Operating income was +2,420 million euros at 30 June 2022 (compared with an operating loss of -1,752 million euros on a historical basis at 30 June 2021, due to the effects of the goodwill impairment in Spain).

•  Consolidated net income was 1,467 million euros, up 4,071 million euros on a historical basis. Excluding the goodwill impairment in Spain, it would still be up 369 million euros.

•  eCAPEX decreased 11.1% in 2Q 2022. In 1H as a whole, eCapex reached 3,413 million euros, confirming the decrease, albeit of a lesser magnitude, expected for the year.

•  Organic cash flow from telecom activities grew strongly, reaching 1,445 million euros at 30 June 2022 (+605 million euros compared with 30 June 2021 on a historical basis).

The Group has again confirmed its financial objectives for 2022[2], a milestone towards the achievement of its 2023 commitments:

•  A 2.5% to 3% increase in EBITDAaL

•  eCAPEX no greater than 7.4 billion euros

•  Organic cash flow from telecom activities of at least 2.9 billion euros

•  Ratio of net debt to EBITDAaL from telecom activities unchanged at around 2x in the medium term

Orange will make an interim dividend cash payment for 2022 of 0.30 euros on 7 December 2022.

A dividend of 0.70 euros per share for the 2022 fiscal year will be proposed to the 2023 Shareholders’ Meeting.

Commenting on the publication of these results, Christel Heydemann, Chief Executive Officer of the Orange group, said:

"In an environment still marked by the health crisis, geopolitical uncertainty and the effects of inflation, Orange has once again proven its resilience in the first half of 2022 both in terms of commercial momentum and in respect of its main financial indicators.

I would above all like to give my thanks to the Group’s women and men, based across the world, as it is due to their daily commitment and their ongoing efforts that we have collectively achieved the results presented today.

This solid performance allows us to confirm our guidance for the current year, a milestone as we move towards the delivery of our 2023 commitments. It also allows us to prepare for the future with confidence and responsibility as we work on our next strategic plan, which will be unveiled at the beginning of 2023.

I’d particularly like to underline the resilience of our EBITDAaL which grew 0.5% in the quarter but was up 4.5% year on year excluding the comparative effect related to co-financing in 2021. This trend reflects the validity of our "more for more" commercial strategy by which we offer our customers an augmented connectivity experience while ensuring accessible offers for all.

In Spain in recent quarters we have felt the effects of extreme competition in the telecoms market and of an especially challenging economic environment. It is particularly satisfying to note improved customer satisfaction and a reduction in churn. Our retail market revenues and EBITDAaL are improving, and we’re on track for a return to growth in 2023. Moreover, the historic agreement we signed last week with MasMovil to combine our activities in a new joint venture gives us plenty of reason to believe in the growth potential of Spain.

In other markets the trend is similar. In France, fiber and 5G continue to be attractive to our customers and contribute to the stabilisation of our financial performance. Africa and Middle East maintained its momentum, with strong growth in EBITDAaL of 11.6% over the first half, a performance fuelled by growing demand for mobile data, the development of the Enterprise market and an increased appetite for fiber.

Our solid retail market performance in Europe and Africa and Middle East have compensated for the difficulties that have weighed on our Enterprise business. The turnaround of this segment is a priority for the Group and we are fully mobilised to take the actions necessary to return to a path of profitable growth in this sector."

Comments on Group key figures

Revenues

Orange group revenues totaled 21,297 million euros in the first half of 2022, a rise of 0.1% year on year (+25 million euros). This growth was driven by retail services[3], which increased 2.0% (+300 million euros), and equipment sales, which rose 3.4% (+49 million euros) even as Wholesale services, which were affected by lower co-financing and the decrease in the regulated rate for low margin call terminations, decreased 9% (-360 million euros).

Africa & Middle East was again the main contributor to this growth, with a year-on-year increase of 7.9% (+248 million euros). Europe excluding Spain[4] also grew slightly, up 0.8% (+24 million euros), while Totem recorded growth of 10.2% (+30 million euros).

Revenues in France decreased 1.7% (-153 million euros) due to the lower co-financing received. Spain's decline slowed (-4.3%) thanks to the recovery plan.

Growth in the customer base[5]

There were 11.6 million convergent customers Group-wide at 30 June 2022, up 1.2% year on year.

Mobile services had 235.7 million accesses at 30 June 2022, an increase of 6% year on year, including 90.1 million contracts, an increase of 8.5% year on year.

Fixed services totaled 45.9 million accesses at 30 June 2022 (down 2% year on year), including 13.2 million very high-speed broadband accesses, which continued their strong growth (+18% year on year). Fixed narrowband accesses were down 13.4% year on year.

Mobile Financial Services had 1.9 million customers in Europe and 0.8 million customers in Africa.

EBITDAaL

Group EBITDAaL stood at 5,934 million euros at 30 June 2022 (+0.7%). Excluding co-financing, EBITDAaL grew 3% in the first six months of the year. Africa & Middle East was again the primary contributor to this performance, with double-digit growth of 11.6% year on year, offsetting the steep decline of 25.3% in Enterprise, which is a priority area for the Group to address.

At 30 June 2022, cumulative net savings of close to 450 million euros were achieved compared with 2019, in line with the roadmap, from the scope defined when the Scale Up[6] operational efficiency program was launched. These savings were mainly due to the ongoing transformation of operational processes.

An acceleration in this growth trend is still expected in the second half of the year due to the favorable underlying effect of the employee shareholding program, which weighed heavily on EBITDAaL in the final quarter of 2021. The Group therefore remains confident that it will meet its EBITDAaL growth target of 2.5% to 3% for the full year 2022.

EBITDAaL from telecom activities was 5,989 million euros (+0.7%). The EBITDAaL margin from telecom activities increased for the second consecutive quarter, rising by 31 basis points in the second quarter, that is to say by 17 basis points over the half-year.

Operating income

In the first half of the year, the Group’s operating income rose to 2,420 million euros, compared with a loss of 1,752 million euros at 30 June 2021 on a historical basis. The first half of 2021 had been affected by the recognition of 3,702 million euros of goodwill impairment in Spain.

Net income

Orange’s consolidated net income at 30 June 2022 was 1,467 million euros, compared with a loss of 2,605 million euros at 30 June 2021 on a historical basis. This increase mainly reflected the increase in operating income.

eCAPEX

Group eCAPEX amounted to 3,413 million euros in the first half of 2022, down 8.7% year on year due to the catch-up effect in the first half of 2021. This trend is in line with the objective of keeping eCAPEX below 7.4 billion euros for the full year 2022.

At June 30, 2022, Orange had 60.6 million households connectable to FTTH worldwide (up 16.1% year on year), including 31.2 million in France (+19.5%), where the FTTH customer base increased by 24.4%.

Organic cash flow

Organic cash flow from telecom activities at 30 June 2022 amounted to 1,445 million euros, compared with 840 million euros (on a historical basis) at 30 June 2021, mainly due to the marked decrease in eCAPEX. Organic cash flow generation will be relatively linear in 2022.

Changes in the asset portfolio

There was no material change in the asset portfolio in the second quarter of 2022.

Following the exclusive negotiations that began in March 2022, Orange and MásMóvil signed an agreement on July 22 to combine their Spanish activities. This will take the form of a joint venture co-controlled by Orange and MásMóvil with equal governance rights. The transaction is based on an enterprise value of 18.6 billion euros. It has been submitted to the competent administrative authorities for approval and is expected to close during the second half of 2023 at the latest.

Net financial debt

Net debt was almost stable (+0.1 billion euros compared with 31 December 2021). The generation of organic cash flow covers principally the payment of the dividend balance in June and disbursements related to frequency fees.

The ratio of "net financial debt to EBITDAaL from telecom activities" was 1.91x at 30 June 2022, in line with the medium-term target of approximately 2x.

 __________________________________________________________________________________

The Board of Directors of Orange SA met on 27 July 2022 to review the condensed interim consolidated Financial Statements and the interim management report for the first half of 2022.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website at www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	4,440	(2.7)%	(2.3)%	8,827	(1.7)%	(1.4)%
Retail services (B2C+B2B)	2,733	1.4%	1.4%	5,466	1.6%	1.6%
Convergence	1,202	3.3%	3.3%	2,406	3.8%	3.8%
Mobile-only	583	3.5%	3.5%	1,154	2.8%	2.8%
Fixed-only	948	(2.1)%	(2.1)%	1,907	(1.9)%	(1.9)%
Wholesale	1,260	(11.9)%	(12.1)%	2,455	(9.4)%	(9.7)%
Equipment sales	267	2.1%	5.3%	552	2.7%	5.7%
Other revenues	180	1.5%	10.2%	353	1.1%	8.6%
EBITDAaL				3,035	(0.9)%	(4.6)%
EBITDAaL / Revenues				34.4%	0.3 pt	(1.2 pt)
Operating Income				1,436	(3.0)%	(7.3)%
eCAPEX				1,673	(16.5)%	(22.9)%
eCAPEX / Revenues				19.0%	(3.4 pt)	(5.3 pt)

Increase in the EBITDAaL margin

Revenues decreased 2.7% in the second quarter reflecting the lower level of co-financing received in the period. Excluding co-financing, revenues were stable. Retail services continued to register solid growth in revenues which rose 1.4% year on year, or 3.4% excluding PSTN[7], driven by very strong commercial performances, in particular increased net additions in mobile, excluding M2M, of 173,000 (compared to +142,000 in the second quarter of 2021), propelled principally by the Orange brand and the increasingly widespread use of Airbox services.

The fixed-line market normalized after the major surge caused by the widespread adoption of teleworking. This was reflected in our 26,000 fixed-line net additions, which continued to be buoyed by higher fiber volumes than in 2019, with +263,000 net additions (compared with +353,000 in the second quarter of 2021).

Due to the price premiums of 5G and fiber, all ARPOs increased year on year: +15 euro cents for mobile-only services, +31 euro cents for fixed-only services and +1.41 euros for convergent services. The new premium Livebox Max service, which was launched in April, already accounts for 15% of fixed-line customer acquisitions. The level of customer satisfaction was further strengthened this quarter, as demonstrated by the continued improvement in the Net Promoter Score and by lower churn rates in mobile and fixed for both individual and business customers.

The EBITDAaL margin grew 0.3 points in the first half of the year, reflecting our efforts to contain costs and the decrease in revenues from the wholesale business where the margin is very low. The evolution of EBITDAaL in France over the first half of the year (-0.9% or +3.6% excluding co-financing, year on year) should enable it to move closer to stability for the full year 2022.

Lastly, eCAPEX decreased markedly, despite the adverse underlying effect of co-financing, because Orange France has already achieved more than 90% of its 2023 fiber network roll-out targets.

Europe

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	2,677	(0.9)%	3.7%	5,325	(1.5)%	3.1%
Retail services (B2C+B2B)	1,832	1.3%	6.2%	3,642	0.6%	5.5%
Convergence	701	3.1%	4.4%	1,400	3.4%	4.7%
Mobile-only	714	(0.6)%	(0.2)%	1,414	(1.7)%	(1.4)%
Fixed-only	305	(3.4)%	18.9%	614	(4.3)%	17.7%
IT & Integration services	112	17.7%	38.5%	214	15.4%	35.7%
Wholesale	445	(11.9)%	(5.7)%	877	(11.4)%	(5.3)%
Equipment sales	355	0.7%	1.7%	719	(1.0)%	0.2%
Other revenues	45	23.6%	24.8%	87	23.7%	24.6%
EBITDAaL				1,323	0.6%	(2.6)%
EBITDAaL / Revenues				24.8%	0.5 pt	(1.5 pt)
Operating Income				260	na	na
eCAPEX				835	(4.0)%	(4.1)%
eCAPEX / Revenues				15.7%	(0.4 pt)	(1.2 pt)

Retail services return to growth

Revenues in Europe decreased 0.9% in the second quarter (compared with -2.0% in the first quarter). The positive trend in retail services continued, with a return to growth (+1.3%) for the first time since the first quarter of 2019, again driven by convergence (+3.1%), IT & integration services in Poland (+29.3%) and the recovery in roaming customers (+52.7%).

The decrease in wholesale revenues (-11.9%) primarily reflects the regulatory decrease in call terminations and the decline in international traffic, which had a limited impact on margins.

In the first half of the year, EBITDAaL increased 0.6%, due to the continued improvement in Spain
(-6.7% year on year, compared with -9% in the second half of 2021) and the excellent performance of Other European countries (+6.1%). The positive trend in retail services, the recovery in roaming and the measures taken (price increases and strict cost management) have enabled EBITDAaL to grow while improving the margin (+0.5 points year on year).

In Spain, revenues decreased 4.0% in the second quarter. The recovery plan continues to bear fruit, with ongoing improvement in revenues from retail services (-2.1%, compared with -4% in 1Q), due to the return to growth of the convergent ARPO, which offset the decline in low-margin international traffic and the decrease in equipment sales (-7.8%).

In an environment that remained intensely competitive, efforts targeting customer satisfaction have again reduced the customer churn rate and increased the convergent Net Promoter Score, while a disciplined commercial strategy was maintained.

EBITDAaL remained negative in the first half of the year, but continued to improve (-6.7%, compared with -16.2% in 1H 2021 and -9% in 2H 2021), supported by improvement in retail services and efforts on costs. Despite high inflation, this momentum reaffirms the objective of a return to growth in organic cash flow in 2022 and EBITDAaL in 2023.

Africa & Middle East

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	1,713	7.2%	10.2%	3,381	7.9%	11.1%
Retail services (B2C+B2B)	1,521	8.6%	11.9%	2,984	8.9%	12.2%
Mobile-only	1,313	7.4%	10.2%	2,578	7.9%	10.7%
Fixed-only	196	14.1%	24.2%	384	12.9%	20.9%
IT & Integration services	12	70.5%	33.1%	21	96.5%	57.2%
Wholesale	158	(0.8)%	0.8%	324	1.9%	4.4%
Equipment sales	24	(17.0)%	(19.2)%	55	(0.8)%	1.6%
Other revenues	10	8.3%	7.9%	18	(1.4)%	(0.1)%
EBITDAaL				1,214	11.6%	15.5%
EBITDAaL / Revenues				35.9%	1.2 pt	1.4 pt
Operating Income				739	22.4%	27.7%
eCAPEX				609	12.7%	16.1%
eCAPEX / Revenues				18.0%	0.8 pt	0.8 pt

Excellent performance continues

The strong growth in revenues in Africa & Middle East in the second quarter of 2022 (+7.2%) was fueled by the growth drivers (mobile Data +21.3%, fixed broadband +27.6% and B2B +12.4%). This increase was underpinned by both a volume effect, with an increase of more than 20% in the 4G (+28.3%) and Fixed Broadband (+23.6%) customer bases, and a value effect. The decrease in Orange Money slowed (-22.5%, compared with -25.1% in the first quarter) as a result of the response plan, which has made it possible to continue to grow the active customer base and the value of transactions registered through Orange Money.

EBITDAaL grew strongly in the first half of the year, up 11.6%, while the margin increased 1.2 points compared with the first half of 2021, reflecting good discipline on costs, particularly in a context of rising inflation. EBITDAaL has grown more rapidly than revenues in the last ten consecutive quarters.

This growth trend was supported by the entire geographical region: 9 countries out of 16 registered double-digit growth in EBITDAaL.

Enterprise

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	1,943	(1.1)%	0.6%	3,888	(0.2)%	1.3%
Fixed-only	862	(7.6)%	(5.9)%	1,738	(6.8)%	(5.2)%
Voice	252	(11.0)%	(10.4)%	514	(10.3)%	(9.7)%
Data	611	(6.1)%	(3.9)%	1,224	(5.2)%	(3.2)%
IT & Integration services	845	4.1%	6.2%	1,663	4.6%	6.2%
Mobile	236	7.0%	7.0%	487	10.6%	10.6%
Mobile-only	167	3.3%	3.3%	325	2.2%	2.2%
Wholesale	10	4.0%	4.0%	20	(4.3)%	(4.3)%
Equipment sales	59	19.8%	19.8%	141	40.4%	40.4%
EBITDAaL				364	(25.3)%	(24.7)%
EBITDAaL / Revenues				9.4%	(3.1 pt)	(3.2 pt)
Operating Income				152	(49.3)%	(48.5)%
eCAPEX				144	(9.6)%	(8.1)%
eCAPEX / Revenues				3.7%	(0.4 pt)	(0.4 pt)

A significant decrease in EBITDAaL, with recovery a priority

Enterprise revenues decreased by 1.1% in the second quarter, due to the ongoing structural decrease in fixed services, particularly voice services (-11%). The decline in legacy activities was largely offset by growth in mobile, driven in particular by a contract for mobile terminal equipment signed with the French Ministry of the Interior, and IT & integration services.

In the first half of the year, IT & integration services accounted for approaching 43% of revenues, mainly due to sustained growth in Cloud (+15%), Digital & Data (+8%) and Cybersecurity (+13%) services.

The marked decrease in EBITDAaL in the first half of the year (-25.3%) was due to the accelerated decline in voice and data services, which was not offset by growth drivers. Added to this were economic difficulties such as the war in Ukraine and wage inflation in growth activities.

Adapting Enterprise to the profound changes in the market is a priority. Some measures have already been taken and should generate results in the second half of 2022, when the decline in EBITDAaL is expected to halve compared to the first half of the year. More profound changes will be implemented in the next twelve months by the new management.

Totem[8]

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	167	8.4%	-	328	10.2%	-
Wholesale	167	8.4%	-	328	10.2%	-
Other revenues	-	-	-	-	-	-
EBITDAaL				180	1.8%	-
EBITDAaL / Revenues				54.8%	(4.5 pt)	-
Operating Income				120	(0.6)%	-
eCAPEX				44	7.0%	-
eCAPEX / Revenues				13.4%	(0.4 pt)	-

Totem revenues grew 8.4% in the second quarter of 2022 (+13 million euros). The hosting activities that contribute to EBITDAaL grew by 2.8% (after growth of 3.3% in the first quarter), driven by third-party revenue growth of 7.2%.

The limited increase in EBITDAaL in the first half of the year (+1.8%) was due to the costs of establishing the new organization.

The number of sites and the colocation ratio remained relatively stable, but Totem’s first commercial successes have confirmed both the appetite of competitors for its hosting offer in France and Spain alike, as well as its expertise in complex network architecture in highly constrained settings, such as the 15 South line on the Greater Paris metro.

International Carriers & Shared Services

In millions of euros	2Q 2022	change comparable basis	change historical basis	6M 2022	change comparable basis	change historical basis
Revenues	390	3.2%	3.1%	772	4.0%	3.9%
Wholesale	277	3.2%	3.6%	539	2.8%	3.1%
Other revenues	114	3.1%	1.8%	234	7.1%	5.8%
EBITDAaL				(128)	30.4%	29.9%
EBITDAaL / Revenues				(16.5)%	8.2 pt	8.0 pt
Operating Income				(207)	59.7%	59.7%
eCAPEX				94	(14.5)%	(14.5)%
eCAPEX / Revenues				12.2%	(2.6 pt)	(2.6 pt)

Revenues from International Carriers and Shared Services grew by 3.2% in the second quarter. Services to international carriers continued to benefit from the recovery in international mobile services. The growth recorded in other revenues is mainly due to Orange Marine’s submarine cable laying activities.

In the first half of the year, this segment significantly reduced its losses, with an improvement in EBITDAaL of 30.4%, resulting in a loss of 128 million euros, driven by growth in operating revenues and a reduction in labor costs for central functions.

Mobile Financial Services

In millions of euros	6M 2022	change comparable basis	change historical basis
Net Banking Income (NBI)	56	5.1%	5.1%
Cost of bank credit risk	(22)	50.4%	50.4%
Operating Income	(80)	(3.6)%	(3.6)%
eCAPEX	14	8.2%	8.2%

Mobile Financial Services had 2.7 million customers at 30 June 2022 (including 1.9 million in Europe and 0.8 million in Africa), an increase of 0.6 million year on year.

Net banking income (NBI) increased 5.1% in the first half of the year.

EBITDAaL improved 0.6%, despite the increased cost of risk due to the expansion of the credit business.

In France, Orange Bank continued to enhance its user experience and was awarded "Excellent" status by the Trustpilot review platform in the first half of 2022.

Calendar of upcoming events

25 October 2022 - Publication of 3rd quarter 2022 results

Contacts

press: Sylvain Bruno sylvain.bruno@orange.com Tom Wright tom.wright@orange.com financial communication:
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 31 March 2022 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 1st April 2022 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	2Q 2022	2Q 2021 comparable basis	2Q 2021 historical basis	variation comparable basis	change historical basis
Revenues	10,715	10,761	10,551	(0.4)%	1.6%
France	4,440	4,564	4,546	(2.7)%	(2.3)%
Europe	2,677	2,702	2,581	(0.9)%	3.7%
Africa & Middle East	1,713	1,598	1,555	7.2%	10.2%
Enterprise	1,943	1,965	1,932	(1.1)%	0.6%
Totem	167	154	-	8.4%	-
International Carriers & Shared Services	390	379	379	3.2%	3.1%
Intra-Group eliminations	(616)	(601)	(441)
EBITDAaL (1)	3,314	3,296	3,272	0.5%	1.3%
o/w Telecom activities	3,343	3,324	3,300	0.6%	1.3%
As % of revenues	31.2%	30.9%	31.3%	0.3 pt	(0.1 pt)
o/w Mobile Financial Services	(30)	(28)	(28)	(4.2)%	(4.2)%
eCAPEX	1,803	2,029	2,085	(11.1)%	(13.5)%
o/w Telecom activities	1,795	2,022	2,079	(11.2)%	(13.6)%
as % of revenues	16.8%	18.8%	19.7%	(2.0 pt)	(2.9 pt)
o/w Mobile Financial Services	8	6	6	22.9%	22.9%
EBITDAaL - eCAPEX	1,511	1,267	1,187	19.2%	27.2%

(1)  EBITDAaL presentation adjustments are described in Appendix 2.

30 June data

In millions of euros	6M 2022	6M 2021 comparable basis	6M 2021 historical basis	variation comparable basis	change historical basis
Revenues	21,297	21,272	20,867	0.1%	2.1%
France	8,827	8,979	8,950	(1.7)%	(1.4)%
Europe	5,325	5,406	5,164	(1.5)%	3.1%
Africa & Middle East	3,381	3,133	3,043	7.9%	11.1%
Enterprise	3,888	3,895	3,840	(0.2)%	1.3%
Totem	328	298	-	10.2%	-
International Carriers & Shared Services	772	742	743	4.0%	3.9%
Intra-Group eliminations	(1,224)	(1,180)	(873)
EBITDAaL (1)	5,934	5,891	5,837	0.7%	1.7%
o/w Telecom activities	5,989	5,947	5,893	0.7%	1.6%
As % of revenues	28.1%	28.0%	28.2%	0.2 pt	(0.1 pt)
France	3,035	3,063	3,181	(0.9)%	(4.6)%
Europe	1,323	1,315	1,359	0.6%	(2.6)%
Africa & Middle East	1,214	1,088	1,051	11.6%	15.5%
Enterprise	364	488	484	(25.3)%	(24.7)%
Totem	180	177	-	1.8%	-
International Carriers & Shared Services	(128)	(184)	(182)	30.4%	29.9%
o/w Mobile Financial Services	(56)	(56)	(56)	0.6%	0.6%
Operating Income	2,420	(1,722)	(1,752)	na	na
o/w Telecom activities	2,499	(1,646)	(1,676)	na	na
o/w Mobile Financial Services	(80)	(77)	(77)	(3.6)%	(3.6)%
Consolidated net income	1,467		(2,605)	-	na
Net income attributable to equity owners of the Group	1,218		(2,769)		na
eCAPEX	3,413	3,737	3,845	(8.7)%	(11.3)%
o/w Telecom activities	3,399	3,724	3,832	(8.7)%	(11.3)%
as % of revenues	16.0%	17.5%	18.4%	(1.5 pt)	(2.4 pt)
o/w Mobile Financial Services	14	13	13	8.2%	8.2%
EBITDAaL - eCAPEX	2,521	2,154	1,992	17.0%	26.6%
Organic cash-flow (telecom activities)	1,445		840		72.1%

(1)  EBITDAaL presentation adjustments are described in Appendix 2.

In millions of euros	June 30 2022	December 31. 2021
Net financial debt (1)	24,377	24,269
Ratio of financial debt / EBITDAaL from telecom activities (2)	1.91	1.91

(1)  Net financial debt as defined and used by Orange does not include Mobile Financial Services activities, for which this concept is not relevant.

(2)  The ratio of net financial debt to EBITDAaL from telecom activities is calculated based on the ratio of the Group’s net financial debt to EBITDAaL from telecom activities over the previous 12 months.

Appendix 2: adjusted data to income statement items

Quarterly data

	2Q 2022			2Q 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,715	-	10,715	10,551	-	10,551
External purchases	(4,543)	(4)	(4,547)	(4,391)	(1)	(4,392)
Other operating income	181	0	181	176	-	176
Other operating expense	(95)	(8)	(103)	(127)	(11)	(138)
Labor expenses	(2,166)	70	(2,096)	(2,205)	(17)	(2,222)
Operating taxes and levies	(340)	3	(338)	(307)	(31)	(338)
Gains (losses) on disposal of fixed assets, investments and activities	na	25	25	na	5	5
Restructuring costs	na	(16)	(16)	na	(139)	(139)
Depreciation and amortization of financed assets	(25)	-	(25)	(21)	-	(21)
Depreciation and amortization of right-of-use assets	(382)	-	(382)	(372)	-	(372)
Impairment of right-of-use assets	-	6	6	-	(60)	(60)
Interests expenses on liabilities related to financed assets	(0)	0	na	(0)	0	na
Interests expenses on lease liabilities	(32)	32	na	(31)	31	na
EBITDAaL	3,314	108	na	3,272	(222)	na
Significant litigation	1	(1)	na	(35)	35	na
Specific labor expenses	71	(71)	na	(14)	14	na
Fixed assets, investments and business portfolio review	25	(25)	na	5	(5)	na
Restructuring program costs	(11)	11	na	(199)	199	na
Acquisition and integration costs	(12)	12	na	(11)	11	na
Interests expenses on liabilities related to financed assets	na	(0)	(0)	na	(0)	(0)
Interests expenses on lease liabilities	na	(32)	(32)	na	(31)	(31)

30 June data

	6M 2022			6M 2021 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	21,297	-	21,297	20,867	-	20,867
External purchases	(9,039)	(11)	(9,050)	(8,733)	(4)	(8,736)
Other operating income	366	0	366	322	-	322
Other operating expense	(222)	(9)	(231)	(227)	(68)	(295)
Labor expenses	(4,361)	33	(4,329)	(4,373)	(48)	(4,421)
Operating taxes and levies	(1,235)	0	(1,235)	(1,188)	(31)	(1,219)
Gains (losses) on disposal of fixed assets, investments and activities	na	36	36	na	12	12
Restructuring costs	na	(47)	(47)	na	(245)	(245)
Depreciation and amortization of financed assets	(47)	-	(47)	(41)	-	(41)
Depreciation and amortization of right-of-use assets	(762)	-	(762)	(731)	-	(731)
Impairment of right-of-use assets	(1)	6	5	-	(60)	(60)
Interests expenses on liabilities related to financed assets	(1)	1	na	(1)	1	na
Interests expenses on lease liabilities	(61)	61	na	(58)	58	na
EBITDAaL	5,934	70	na	5,837	(385)	na
Significant litigation	(2)	2	na	(89)	89	na
Specific labor expenses	35	(35)	na	(41)	41	na
Fixed assets, investments and business portfolio review	36	(36)	na	12	(12)	na
Restructuring program costs	(41)	41	na	(305)	305	na
Acquisition and integration costs	(21)	21	na	(20)	20	na
Interests expenses on liabilities related to financed assets	na	(1)	(1)	na	(1)	(1)
Interests expenses on lease liabilities	na	(61)	(61)	na	(58)	(58)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	2Q 2022	2Q 2021 historical basis	6M 2022	6M 2021 historical basis
eCAPEX	1,803	2,085	3,413	3,845
Elimination of proceeds from sales of property, plant and equipment and intangible assets	78	29	124	48
Telecommunication licenses	30	15	244	293
Financed assets	39	3	69	23
Investments in property, plant and equipment and intangible assets	1,950	2,132	3,850	4,208

Appendix 4: key performance indicators

In thousand, at the end of the period	June 30 2022	June 30 2021
Number of convergent customers	11,552	11,418
Number of mobile accesses (excluding MVNOs) (1)	235,746	222,485
o/w	Convergent customers mobile accesses	21,056	20,595
Mobile only accesses	214,690	201,890
o/w	Contract customers mobile accesses	90,138	83,046
Prepaid customers mobile accesses	145,607	139,439
Number of fixed accesses (2)	45,916	46,831
Fixed Retail accesses	31,072	31,377
Fixed Broadband accesses	24,002	23,214
o/w	Very high-speed broadband fixed accesses	13,224	11,203
Convergent customers fixed accesses	11,552	11,418
Fixed accesses only	12,450	11,796
Fixed Narrowband accesses	7,070	8,163
Fixed Wholesale accesses	14,845	15,453
Group total accesses (1+2)	281,662	269,316

2021 data is presented on a comparable basis.

Key performance indicators (KPI) by country are presented in the "Orange Investors Databook Q2 2022", available on www.orange.com, under Finance/Results: www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT & integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Enterprise). For the Enterprise segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & integration services

IT & integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT & integration services, (ii) sales of network equipment related to the operation of voice and data services in the Enterprise operating segment, and (iii) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis.

[2] Excluding pending external growth transactions

[3] Services invoiced to customers (B2C + B2B). See definition in the attached glossary.

[4] Poland, Belgium and Luxembourg, Romania, Slovakia and Moldavia (Other European countries).

[5] Figures include the customer bases of Orange Romania Communications (formerly Telekom Romania Communications) acquired in September 2021. Changes are shown on a comparable basis.

[6] A defined scope of 13.8 billion euros, corresponding to the Group’s indirect costs in 2019 excluding (i) Africa & Middle East and Mobile Financial Services and (ii) labor expenses, other network expenses and IT expenses for Enterprise IT & integration services.

[7] Revenues related to the Public Switched Telephone Network.

[8] Totem is the European company within the Orange group that owns and manages the passive mobile infrastructure portfolio for telecommunication towers (initially in France and Spain). It began operating in late 2021. Since 1 January 2022, Totem has been presented as a new business segment.

ORANGE

Date: July 28, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations